Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 31, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 28, 2018 The Nasdaq Stock Market (the "Exchange") received from Interstate Power and Light Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

5.100% Series D Cumulative Perpetual Preferred Stock, $0.01 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery